EXHIBIT 21.1

SUBSIDIARIES OF 1-800 CONTACTS, INC.

The following is a list of the subsidiaries of 1-800 CONTACTS, INC., a Delaware corporation.

The common stock of all the corporations listed below is wholly owned by 1-800 CONTACTS, INC.

Name of Corporation	State / Country of Incorporation
1-800 CONTACTS Japan, KK	Japan
CL I, Inc.	Utah
CL II, Inc.	Utah
CL III, Inc.	Utah
1-800 CONTACTS TEXAS, INC.	Texas
ClearLab International	Singapore
Lens 1st Holding Company	Utah
Evision, Inc.	Oregon
Shayna Limited	United Kingdom
ClearLab UK Ltd.	United Kingdom

1-800 CONTACTS, INC. is also the sole member of CL4, L.L.C., a Utah limited liability company, and AQUASOFT, LLC, a Utah limited liability company.